EXHIBIT

Agreement of Joint Filing

The Reporting Persons agree that a single Schedule 13G (and any amendment thereto) relating to the Common Shares of Beneficial Interest of RLJ Lodging Trust shall be filed on behalf of each the Reporting Persons.

November ___, 2025

RM TRADING OF FLORIDA LLC

By: ______________________
Roger J. Beit, Manager

November ___, 2025

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Roger J. Beit

November ___, 2025

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Mark S. Paley

22786757.3